UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2002

                       CAPITAL ENVIRONMENTAL RESOURCE INC.
                 (Translation of registrant's name into English)
             1005 Skyview Drive, Burlington, Ontario, Canada L7P 5B1
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F) Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934). Yes [ ]No [X]

                        --------------------------------

Attached hereto is a copy of the registrant's Notice of Annual Meeting and Proxy Statement (the "Proxy Statement") with respect to the registrant's Annual Meeting of Shareholders to be held on November 20, 2002.

Exhibit 99.1 -- Notice of Annual Meeting and Proxy Statement with respect to the Annual Meeting of Shareholders to be held on November 20, 2002.

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CAPITAL ENVIRONMENTAL RESOURCE INC.

 Date:  October 30, 2002            By: /s/ David J. Feals
                                    --------------------------------------------
                                    David J. Feals
                                    Chief Financial Officer